Exhibit 99.3

Consolidated Financial Statements

(Expressed in US dollars)

Six month fiscal period ended December 31, 2024 and year ended June 30, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Standard Lithium Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Standard Lithium Ltd. and its subsidiaries (the Company) as of December 31, 2024 and June 30, 2024, and the related consolidated statements of comprehensive (loss) income, of changes in equity and of cash flows for the six-month period ended December 31, 2024 and for the year ended June 30, 2024, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and June 30, 2024, and its financial performance and its cash flows for the six-month period ended December 31, 2024 and for the year ended June 30, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

March 21, 2025

We have served as the Company’s auditor since 2022.

PricewaterhouseCoopers LLP

PwC Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

T.: +1 604 806 7000, F.: +1 604 806 7806, Fax to mail: ca_vancouver_main_fax@pwc.com

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

STANDARD LITHIUM LTD.

Consolidated Statements of Financial Position

As at December 31, 2024 and June 30, 2024

(Expressed in thousands of US dollars)

	December 31, 2024	June 30, 2024	July 1, 2023
		Currency remeasurement: Note 2	Currency remeasurement: Note 2
ASSETS
Current assets
Cash	$31,177	$38,667	$44,975
Restricted cash	518	345	—
Receivables - related parties (Note 13)	1,274	848	—
Other current assets	336	1,657	1,842
	33,305	41,517	46,817

Non-current assets
Reclamation deposit	—	63	63
Exploration and evaluation assets (Note 8)	26,446	45,970	75,410
Intangible assets (Note 9)	943	985	1,080
Right of use asset (Note 11)	482	712	930
Property, plant and equipment (Note 7)	1,631	1,514	2,087
Investment in Aqualung (Note 6)	2,335	2,500	2,500
Investment in joint ventures (Note 5)	146,158	146,865	—
Financial asset - FID (Note 15)	48,138	47,086	—
Advances and deposits	58	79	2,013
	226,191	245,774	84,083

TOTAL ASSETS	$259,496	$287,291	$130,900

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$1,104	$7,355	$8,256
Accounts payable - related parties (Note 13)	4,397	4,862	1,354
Lease liability - short-term	271	381	386
	5,772	12,598	9,996
Non-current liabilities
Lease liabilities - long-term	206	342	558
Deferred income tax liabilities (Note 14)	24,889	25,870	—
Decommissioning provision	572	100	100
	25,667	26,312	658

TOTAL LIABILITIES	31,439	38,910	10,654

SHAREHOLDERS’ EQUITY
Share capital (Note 12)	235,782	227,292	211,626
Reserves (Note 12)	36,040	34,781	27,338
Accumulated deficit	(37,849)	(8,338)	(114,139)
Accumulated other comprehensive loss	(5,916)	(5,354)	(4,579)
TOTAL SHAREHOLDERS’ EQUITY	228,057	248,381	120,246
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$259,496	$287,291	$130,900

Approved by the Board of Directors and authorized for issue on March 21, 2025.

“Robert Cross”	“Claudia D’Orazio”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

STANDARD LITHIUM LTD.

Consolidated Statements of Comprehensive (Loss) Income

For the six month fiscal period ended December 31, 2024 and the year ended June 30, 2024

(Expressed in thousands of US dollars, except share and per share amounts)

	Six month fiscal period ended December 31,	Year ended June 30,
	2024	2024
		Currency remeasurement: Note 2
Expenses
General and administrative	$5,472	$16,410
Demonstration Plant operations (Note 10)	1,838	7,324
Management and directors’ fees (Note 13)	986	2,489
Share-based compensation (Note 12)	2,091	7,937
Separation benefits	1,295	—
Foreign exchange gain	(316)	(639)
Loss from operations	11,366	33,521
Gain on deconsolidation of subsidiaries (Note 4)	—	164,099
Impairment expense (Note 8)	(19,676)	—
Interest and other income	232	922
Fair value gain on financial asset - FID (Note 15)	1,052	391
Investment loss from joint ventures (Note 5)	(707)	(158)
Interest expense	(27)	(62)

Net (loss) income before income taxes	(30,492)	131,671
Deferred income tax benefit (expense)	981	(25,870)
Net (loss) income	(29,511)	105,801
Other comprehensive loss
Item that may be reclassified subsequently to income or loss:
Currency translation differences of foreign operations	(562)	(775)
Total comprehensive (loss) income	$(30,073)	$105,026

Weighted average number of common shares outstanding – basic	185,600,192	176,930,274
Weighted average number of common shares outstanding – diluted	185,600,192	179,419,385
(Loss) earnings per share
Basic (loss) earnings per share	$(0.16)	$0.60
Diluted (loss) earnings per share	$(0.16)	$0.59

The accompanying notes are an integral part of these consolidated financial statements.

STANDARD LITHIUM LTD.

Consolidated Statements of Changes in Equity

For the six month fiscal period ended December 31, 2024 and the year ended June 30, 2024

(Expressed in thousands of US dollars, except share amounts)

	Number of shares	Share capital	Reserves	Accumulated deficit	Accumulated other comprehensive loss	Total equity
Balance, June 30, 2023 (Currency remeasurement: Note 2)	172,752,197	$211,626	$27,338	$(114,139)	$(4,579)	$120,246
Share-based compensation	—	—	7,937	—	—	7,937
Shares issued under the ATM (as defined herein) (Note 12)	10,613,059	15,817	—	—	—	15,817
Share issuance costs		(1,226)	—	—	—	(1,226)
Options exercised	550,000	1,075	(494)	—	—	581
Net income	—	—	—	105,801	—	105,801
Currency translation differences of foreign operations	—	—	—	—	(775)	(775)
Balance, June 30, 2024 (Currency remeasurement: Note 2)	183,915,256	$227,292	$34,781	$(8,338)	$(5,354)	$248,381
Share-based compensation	—	—	2,091	—	—	2,091
Shares issued under the ATM (Note 12)	3,551,390	6,595	—	—	—	6,595
Shares issued in consideration for services	666,667	800	—	—	—	800
Share issuance costs	—	(203)	—	—	—	(203)
Vesting of DSUs	189,370	413	(413)	—	—	—
Options exercised	450,000	885	(419)	—	—	466
Net loss	—	—	—	(29,511)	—	(29,511)
Currency translation differences of foreign operations	—	—	—	—	(562)	(562)
Balance, December 31, 2024	188,772,683	$235,782	$36,040	$(37,849)	$(5,916)	$228,057

The accompanying notes are an integral part of these consolidated financial statements.

STANDARD LITHIUM LTD.

Consolidated Statements of Cash Flows

For the six month fiscal period ended December 31, 2024 and year ended June 30, 2024

(Expressed in thousands of US dollars)

	Six month fiscal period ended December 31, 2024	Year ended June 30, 2024
		Currency remeasurement: Note 2
Operating activities
Net (loss) income	$(29,511)	$105,801
Add items not affecting cash
Share-based compensation (Note 12)	2,091	7,937
Deferred income tax (benefit) expense (Note 14)	(981)	25,870
Foreign exchange	(316)	(890)
Impairment expense (Note 8)	19,676	—
Gain on deconsolidation of subsidiaries (Note 4)	—	(164,099)
Investment loss from joint ventures (Note 5)	707	158
Fair value gain on financial asset - FID (Note 15)	(1,052)	(391)
Amortization	603	1,142
Interest expense	10	62
Other	63	—
Net changes in non-cash working capital items:
Other current assets	1,321	185
Advances and deposits	21	1,934
Accounts payable and accrued liabilities	(3,735)	1,059
Receivables – related parties	(426)	(848)
Accounts payable – related parties	(465)	4,000
Net cash used in operating activities	(11,994)	(18,080)
Investing activities
Exploration and evaluation assets	(2,182)	(31,596)
Proceeds received from Equinor	—	30,000
Purchase of property, plant and equipment	(10)	(803)
Purchase of short-term investments	(173)	(349)
Patent	(36)	—
Net cash used in investing activities	(2,401)	(2,748)
Financing activities
Proceeds from issuance of shares	6,595	15,817
Exercise of options	466	581
Share issuance costs	(203)	(1,226)
Lease payments	(256)	(470)
Net cash provided by financing activities	6,602	14,702
Effect of exchange rates on cash	303	(182)
Net change in cash	(7,490)	(6,308)
Cash, beginning of period	38,667	44,975
Cash, end of period	$31,177	$38,667
Non-cash investing and financing
Change in exploration and evaluation expenditures included in accounts payable	$2,030	$4

The accompanying notes are an integral part of these consolidated financial statements.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH FISCAL PERIOD ENDED DECEMBER 31, 2024 AND YEAR ENDED JUNE 30, 2024

(Expressed in thousands of US dollars, except where indicated and share and per share amounts)

1.
Nature of Operations

Standard Lithium Ltd. was incorporated under the laws of the Province of British Columbia on August 14, 1998, and was continued under the Canadian Business Corporations Act on December 1, 2016. Standard Lithium Ltd. and its subsidiary entities' (collectively "Standard Lithium" or the "Company") principal operations are comprised of exploration for and development of lithium brine properties in the United States of America (the "USA"). The Company also has significant investments in joint venture arrangements for the exploration and evaluation of lithium brine projects and the development of production facilities. The address of the Company’s corporate office and principal place of business is Suite 1625, 1075 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3C9. The Company’s common shares are listed on the TSX Venture Exchange (the "TSXV") and NYSE American, LLC under the symbol "SLI".

2.
Basis of Presentation

Statement of compliance

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

These consolidated financial statements have been prepared on a going concern basis.

Basis of consolidation

The consolidated financial statements of the Company include the accounts of the Company and its subsidiaries. A subsidiary is an entity over which the Company has control. The Company controls an entity when the Company is exposed to, or has the rights to, variable returns from the Company’s involvement with the entity and has the ability to affect those returns through the Company’s power over the entity.

The results of the Company’s subsidiaries are included in the consolidated financial statements from the date that control commences until the date the control ceases. All intercompany transactions and balances have been eliminated.

The Company’s most significant subsidiaries are presented below:

Ownership
Arkansas Lithium LLC	100%
California Lithium Ltd.	100%
SLL El Dorado South LLC	100%
Standard Lithium US Holdings LLC	100%
SWA Lithium Holdings LLC	100%
Texas Lithium Corp.	100%

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH FISCAL PERIOD ENDED DECEMBER 31, 2024 AND YEAR ENDED JUNE 30, 2024

(Expressed in thousands of US dollars, except where indicated and share and per share amounts)

Basis of presentation

The consolidated financial statements have been prepared on the historical cost basis except for financial assets classified as fair value through profit or loss, which are stated at their fair value.

The consolidated financial statements are presented in the United States dollar ("USD"), and all values are rounded to the nearest thousand except as otherwise indicated. The functional currency of the Company is the Canadian dollar ("CAD"). For this entity, all transactions not denominated in CAD functional currency are considered to be foreign currency transactions. Foreign currency denominated monetary assets and liabilities are translated using the rate of exchange prevailing at the reporting date. Gains or losses on translation of these items are included in earnings and reported as foreign exchange loss (gain). Foreign currency denominated non-monetary assets and liabilities, measured at historical cost, are translated at the rate of exchange at the transaction date. The functional currency of all subsidiaries is USD. For these entities, all transactions not denominated in USD functional currency are considered to be foreign currency transactions. Foreign currency denominated monetary assets and liabilities are translated using the rate of exchange prevailing at the reporting date. Gains or losses on translation of these items are included in earnings and reported as foreign exchange loss (gain). Foreign currency denominated non-monetary assets and liabilities, measured at historical cost, are translated at the rate of exchange at the transaction date.

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications have no effect on the reported results of operations.

Change in fiscal year-end

On November 18, 2024, the Company changed its fiscal year-end from June 30 to December 31, effective immediately. The decision to change the fiscal year-end to a calendar year-end was to align the Company’s reporting cycle more closely with how it plans to manage its business. These consolidated financial statements report the Company’s financial results for the period from July 1, 2024, through December 31, 2024, which it refers to as the “six month fiscal period ended December 31, 2024.”

Change in presentation currency

Effective July 1, 2024, the Company changed its presentation currency from CAD to USD due to its most significant assets and liabilities being denominated in USD and for consistency with peer companies in the lithium mining, exploration and production industry. This change has been applied retrospectively. As at and for the year ended June 30, 2024 and all prior periods, the Company's presentation currency was CAD as described in the Company’s June 30, 2024 annual consolidated financial statements. The change in accounting policy was applied in accordance with International Accounting Standards ("IAS") 21. The amounts reported in these consolidated financial statements as at June 30, 2024 and the year ended June 30, 2024 have been remeasured in USD based on the closing exchange rate on June 30, 2024 and the average rate for the year ended June 30, 2024, as listed below. The accounting policy used to translate equity items prior to June 30, 2024, was to use the historical rate for each equity transaction that occurred to recreate the historical amounts.

The exchange rates used to reflect the change in presentation currency were as follows:

	For the three months ended
	June 30,	September 30,	December 31,	March 31,	June 30,
CAD - USD exchange rate	2023	2023	2023	2024	2024
Closing rate	0.7545	0.7364	0.7547	0.7384	0.7310
Average rate	0.7466	0.7455	0.7402	0.7407	0.7383

Critical accounting estimates and judgments

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities and contingent assets and liabilities as at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Estimates and

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH FISCAL PERIOD ENDED DECEMBER 31, 2024 AND YEAR ENDED JUNE 30, 2024

(Expressed in thousands of US dollars, except where indicated and share and per share amounts)

judgments are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

The estimates and judgments that affect the application of the Company’s accounting policies and disclosures and have a significant risk of causing a material adjustment to the carrying amounts of assets, liabilities, income and expenses are discussed below.

Assessment of Impairment indicators

At each reporting period end, management applies judgment in assessing whether there are any indicators of impairment relating to exploration and evaluation assets. If there are indicators of impairment, the recoverable amount of the related asset is estimated in order to determine the extent of any impairment. An impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount.

Valuation of other assets and liabilities at fair value

The Company periodically measures and records certain assets and liabilities at fair value. The assets and liabilities that the Company measures and records at fair value on a recurring basis include its financial assets and investment in Aqualung. Other assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances. The assets and liabilities that the Company measures and records at fair value on a nonrecurring basis can include investments in joint ventures and other long-lived assets that are written down to fair value when they are determined to be impaired or held for sale. The valuation methods used by the Company to measure the fair values of these assets and liabilities may require considerable management judgment and estimates to derive the inputs necessary to determine fair value estimates, such as future prices, discount rates and current market volatility factors.

3.
Summary of Material Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these financial statements and have been applied consistently by the Company.

Cash

Cash consists of cash held via bank deposits. The Company’s cash balance includes $4,000 of cash received and designated for the working capital needs associated with the Company’s joint ventures. Please see Note 13 – Related Parties. There is a corresponding current liability included in Accounts payable – related parties in the Company’s consolidated statement of financial position which matures on May 7, 2025.

Fair value of financial instruments

Fair value is the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants. In arriving at a fair value measurement, the Company uses a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable. The three levels of inputs used to establish fair value are the following:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for similar items in active markets. The Company maximizes the use of observable market data and relies on entity-specific estimates at least possible; and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH FISCAL PERIOD ENDED DECEMBER 31, 2024 AND YEAR ENDED JUNE 30, 2024

(Expressed in thousands of US dollars, except where indicated and share and per share amounts)

The following table summarizes the classification and measurement of the Company’s financial instruments under IFRS Accounting Standards 9:

Financial Instrument	Classification
Cash	Amortized cost
Restricted cash	Amortized cost
Financial asset - FID	Fair value through profit or loss
Investment in Aqualung Carbon Capture SA	Fair value through profit or loss
Accounts payable	Amortized cost

Amortized cost

The Company measures financial assets at amortized cost if both of the following conditions are met: the financial asset is held with the objective to collect contractual cash flows; and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Fair value through other comprehensive income (“FVOCI”)

FVOCI assets are financial assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest.

Fair value through profit or loss (“FVTPL”)

A financial asset is measured at FVTPL unless it is measured at amortized cost or FVOCI. The Company may however make the irrevocable option to classify particular investments as FVTPL.

All financial instruments are initially recognized at fair value on the consolidated statement of financial position. Subsequent measurement of financial instruments is based on their classification. Financial assets and liabilities classified at FVTPL are measured at fair value with changes in those fair values recognized in the consolidated statement of income and comprehensive income for the year. Financial assets classified at amortized cost are measured at amortized cost using the effective interest method.

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire or when the contractual rights to those assets are transferred.

Exploration and evaluation expenditures

Pre-acquisition expenditures are charged to profit or loss as incurred. Expenditures directly related to the exploration and evaluation of mineral properties are capitalized once the legal rights to explore the mineral properties are acquired or obtained, including license and property acquisition costs, geological and geophysical expenditures, costs of drilling exploratory wells and directly attributable overhead including salaries and employee benefits, are initially capitalized as E&E assets.

When the technical and commercial viability of a mineral resource has been demonstrated and a development decision has been made, the capitalized costs of the related property are first tested for impairment and then transferred to property, plant and equipment and amortized following commencement of commercial production.

E&E assets are assessed for impairment to ensure they are not carried at amounts above their estimated recoverable values. The Company evaluates whether there are any indicators of impairment at the cash-generating unit level. If there are indicators of impairment, the recoverable amount of the related asset is estimated in order to determine the extent of any impairment. An impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The Company considers the following to be indicators of impairment: the period for which the entity has the right to explore

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH FISCAL PERIOD ENDED DECEMBER 31, 2024 AND YEAR ENDED JUNE 30, 2024

(Expressed in thousands of US dollars, except where indicated and share and per share amounts)

in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed; substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned; exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and sufficient data exists to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the E&E asset is unlikely to be recovered in full from successful development or by sale. As discussed in Note 8 - Exploration and Evaluation Assets, the Company has assessed its E&E assets as at December 31, 2024 and recognized $19,676 of impairment expense for the California properties.

Intangible assets

Intangible assets with finite useful lives are recorded at cost less accumulated amortization and accumulated impairment losses and are amortized on a straight-line basis over their estimated useful life. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives are carried at cost less accumulated impairment losses.

The Company recognizes patents as intangible assets when they meet the criteria set out in IAS 38. Renewal and deferral costs associated with maintaining patents are expensed as incurred unless they extend the useful life of the asset, in which case they are capitalized.

The Company’s intangible assets are amortized on a straight-line basis over their estimated useful lives of 20 years.

Leases

At the inception of a contract, the Company determines whether the contract is or contains a lease based on the unique facts and circumstances present in the contract. Leases with a term greater than one year are recognized on the balance sheet as a right-of-use asset (“ROU”) and short-term and long-term lease liabilities, as applicable. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease.

The Company only includes an initial lease term in its assessment of a lease arrangement. The office lease liabilities and their corresponding ROU assets are recorded based on the present value of lease payments over the lease term. The lease liability is initially measured at the present value of future lease payments discounted at the interest rate implicit in the contract, or if the rate cannot be determined, the incremental borrowing rate over a similar term and with similar security for the funds necessary to obtain an asset of similar value in a similar economic environment is used. Interest on the lease liability is recognized at an amount that produces a constant periodic rate of interest on the remaining lease liability.

Property, plant and equipment (“PP&E”)

PP&E is recorded at historical cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition or the construction of the asset.

Residual values and useful economic lives are reviewed at least annually and are adjusted if appropriate at each reporting date. Subsequent expenditures relating to an item of PP&E are capitalized when it is probable that future economic benefits from the use of the assets will be increased. All other subsequent expenditure is recognized as repairs and maintenance expenses during the period in which they are incurred. Gains and losses on disposal of PP&E are determined by comparing the proceeds from disposal with the carrying amount of the asset and are recognized net within other income in the consolidated statement of comprehensive income.

The Company’s demonstration plant was amortized on a straight-line basis over its estimated useful life of 2 years and leasehold improvements are amortized over the term of the lease.

Construction in progress assets are not depreciated until they are capable of operating in the manner intended by management.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH FISCAL PERIOD ENDED DECEMBER 31, 2024 AND YEAR ENDED JUNE 30, 2024

(Expressed in thousands of US dollars, except where indicated and share and per share amounts)

Investments in joint ventures

The Company has assessed the nature of its joint arrangement and determined it to be a joint venture. Joint ventures are joint arrangements whereby the parties that have joint control have rights to the net assets of the arrangement. Joint arrangements are arrangements of which two or more parties have joint control, and joint control is the contractually agreed upon sharing of control of an arrangement.

Investments in joint ventures are accounted for using the equity method in accordance with IAS 28 Investment in Associates and Joint Ventures from the date when the investees are determined to be joint ventures until the date when they cease to be classified as affiliates or joint ventures. Under the equity method, the investment is initially recognized at fair value, and the carrying amount is subsequently increased or decreased, to recognize the Company’s share of profit or loss and other comprehensive income of the affiliate or the joint venture after the date of initial recognition. The financial statements of affiliates and joint ventures have been adjusted to ensure consistency with the accounting policies adopted by the Company in applying the equity method, as necessary.

The use of the equity method is discontinued from the date when the investees are determined to no longer be a joint venture. The investment retained after cessation of the equity method is remeasured at fair value, and any gain or loss on such remeasurement and disposal of the investment is recognized in profit or loss.

Decommissioning provision

The Company recognizes liabilities for statutory, contractual, constructive, or legal obligations associated with the retirement of long-lived assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of management’s best estimate of future remediation costs arising from the decommissioning is capitalized to the related asset along with a corresponding increase in the decommissioning provision in the period incurred. Discount rates using a pre-tax risk-free rate that reflect the time value of money are used to calculate the net present value. The amount capitalized will be depreciated over the life of the asset.

The Company’s estimates of remediation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of future expenditures. These changes in estimates are recorded directly to the asset with a corresponding entry to the decommissioning provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value due to the passage of time are charged to profit and loss for the period as a borrowing cost with a corresponding entry to the decommissioning provision. The costs of remediation projects that were included in the provision are recorded against the provision as incurred.

Financial liabilities

Management determines the classification of its financial liabilities at initial recognition. The Company classifies all financial liabilities as subsequently measured at amortized cost using the effective interest method. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in earnings or loss when the asset is derecognized or impaired. Financial liabilities are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received net of direct issuance costs. The Company uses the residual value method with respect to the measurement of common shares and share purchase warrants issued as units. The proceeds from the issue of units are allocated between common shares and share purchase warrants, by basing the fair value of the common shares on the market value on the announcement date and allocating the balance to the attached warrants, if any.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH FISCAL PERIOD ENDED DECEMBER 31, 2024 AND YEAR ENDED JUNE 30, 2024

(Expressed in thousands of US dollars, except where indicated and share and per share amounts)

Share-based compensation

The Company may grant options (“Options”) under its stock option plan and performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units (“DSUs”) under its long-term incentive plan to directors and employees. The Company expenses the fair value of Options, PSUs, RSUs and DSUs granted over the vesting period, with a corresponding increase in equity.

Share-based payments to employees are measured at the fair value of the instruments issued and are amortized over the vesting period, which is the period over which all of the specific vesting conditions are satisfied. For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period.

Share-based payments to non-employees are measured at the fair value of goods or services received, or the fair value of the equity instruments issued if it is determined that the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received. The offset to the recorded cost is to Options reserve. Consideration received on the exercise of Options is recorded as share capital and the related Option reserve is transferred to share capital. Upon expiry of Options, the recorded value is transferred to deficit.

Where the terms and conditions of Options are modified before they vest, the increase in the fair value of the Options, measured as the difference noted before and after the modification, is also charged to profit or loss over the remaining vesting period.

Where a grant of Options is cancelled and settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

Impairment of non-financial assets

Non-financial assets are evaluated at each reporting date by management for indicators that carrying value is impaired and may not be recoverable. An asset’s recoverable amount is the higher of (i) an asset’s or cash-generating unit’s (“CGU”) fair value less costs to sell and (ii) its value in use the recoverable amount is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. In this case, the assets are tested as part of a larger CGU. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments to the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded entities or other available fair value indicators.

Where an impairment loss subsequently reverses for assets with a finite useful life, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Impairment of investments

The Company assesses whether there is any objective evidence that an investment in a joint venture is impaired at the end of each reporting period. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the investee’s operations or that there has been a significant or prolonged decline in the fair value of the joint venture investment. When there is objective evidence that an investment is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less costs of disposal and value in use. If the recoverable amount of an investment is less than its carrying amount, the carrying amount is reduced to its

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH FISCAL PERIOD ENDED DECEMBER 31, 2024 AND YEAR ENDED JUNE 30, 2024

(Expressed in thousands of US dollars, except where indicated and share and per share amounts)

recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period in which the relevant circumstances are identified. When an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of the recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in the consolidated statements of comprehensive income (loss) in the period in which the reversal occurs.

Income taxes

Tax expense comprises current and deferred tax. Tax is recognized in income except to the extent it relates to items recognized in other comprehensive income or directly in equity.

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period.

Deferred tax is recognized, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts. Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period, and which are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax liabilities are generally recognized for all taxable temporary differences. However, deferred tax liabilities are not recognized for taxable temporary differences arising on investments in subsidiaries where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future, or on temporary differences that arise from goodwill which is not deductible for tax purposes. Deferred tax assets are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. Deferred tax assets are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill, or an asset or liability in a transaction (other than in a business combination) that affects neither accounting profit nor taxable profit.

Earnings per share

Basic earnings (loss) per share (“EPS”) is calculated by dividing profit or loss attributable to ordinary equity holders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. The denominator is calculated by adjusting the common shares issued at the beginning of the period by the number of common shares bought back during the period, multiplied by a time-weighting factor.

Diluted EPS is calculated by adjusting the earnings and number of common shares for the effects of dilutive Options and other dilutive potential units. The effects of anti-dilutive potential units are ignored in calculating diluted EPS. All Options and warrants are considered anti-dilutive when the Company is in a loss position.

Research and development expenditures

Research expenditures are expensed in the period incurred. Product development expenditures are expensed in the period incurred unless the product under development meets specific criteria related to technical, market and financial feasibility for deferral and amortization. The Company's policy is to amortize deferred product development expenditures over the expected future life of the product once product revenues or royalties are recorded.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH FISCAL PERIOD ENDED DECEMBER 31, 2024 AND YEAR ENDED JUNE 30, 2024

(Expressed in thousands of US dollars, except where indicated and share and per share amounts)

Changes in accounting standards

New IFRS pronouncements

In July 2024, the International Accounting Standards Board ("IASB") issued amendments to multiple IFRS Accounting Standards, including IFRS Accounting Standard 1, 7, 9 and 10, and IAS 7 as a part of their annual improvements to IFRS Accounting Standards. The amendments are effective for annual reporting periods beginning on or after January 1, 2026 with early application permitted. The Company is currently assessing the impact that the adoption of the amendments will have on its consolidated financial statements.

In April 2024, the IASB issued a new IFRS Accounting Standard to improve the consistency and clarity of financial performance reporting. IFRS 18, Presentation and Disclosure in Financial Statements replaces IAS 1, Presentation of Financial Statements. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, though earlier application is permitted. The Company is currently assessing the impact that the adoption of IFRS 18 will have on its consolidated financial statements.

In May 2024, the IASB issued amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures. The amendments aim to address matters identified during the post-implementation review of the classification and measurement requirements of IFRS 9, Financial Instruments. The amendments are effective for reporting periods beginning on or after January 1, 2026, with early application permitted. The Company is currently assessing the impact that the adoption of the amendments will have on its consolidated financial statements.

Amendments

Amendments to IAS 1 - Non-current Liabilities with Covenants

In October 2022, the IASB published amendments to IAS 1, Non-current Liabilities with Covenants. Effective for the Company July 1, 2023, the amendments clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendment had no significant impact on the Company’s financial statements.

Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback

In September 2022, the IASB issued amendments to Amendments to IFRS 16, Lease Liability in Sale and Leaseback with amendment. Effective for the Company July 1, 2023, the amendment clarifies how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale. The amendment had no significant impact on the Company's consolidated financial statements.

Amendments to IAS 7 and IFRS 7 - Supplier Finance Arrangements

In May 2023, the IASB issued an amendment that clarifies additional disclosure requirements, and ‘signposts’ within existing disclosure requirements, that ask entities to provide qualitative and quantitative information about supplier finance arrangements. Effective for the Company July 1, 2023, the amendment had no impact on the Company's consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates will either not be relevant to the Company after their effective date or are not expected to have a significant impact on the Company’s consolidated financial statements.

4.
Deconsolidation of Subsidiaries

On May 7, 2024, the Company and Equinor TDI Holdings LLC (“Equinor”), a Delaware limited liability company, entered into a membership interest purchase and sale agreement (the “Agreement”), in which Equinor acquired interests in two former Standard Lithium wholly-owned subsidiaries, one of which holds Standard Lithium’s South West Arkansas Project (“SWA Lithium”) and the other holds the East Texas properties (“Texas Lithium”) (collectively, the “Joint Ventures”). Pursuant

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH FISCAL PERIOD ENDED DECEMBER 31, 2024 AND YEAR ENDED JUNE 30, 2024

(Expressed in thousands of US dollars, except where indicated and share and per share amounts)

to the terms of the Agreement, Equinor acquired a 45% interest in each of the former subsidiaries, and the Company retained a 55% interest for an initial cash payment of $30,000 to the Company and the commitment to invest an additional $130,000 as follows:

•
Equinor will solely fund the first $40,000 and $20,000 of development costs for SWA Lithium and Texas Lithium, respectively, after which all additional capital expenditures would be funded on a pro-rata basis; and
•
Standard Lithium to receive $40,000 milestone payments associated with SWA Lithium and $30,000 in milestone payments associated with Texas Lithium subject to final investment decisions being made by certain dates Financial asset – final investment decision ("FID”).

The Company assessed the Agreement and determined its ownership in SWA Lithium and Texas Lithium to be joint ventures. The Agreement indicates joint control over each Joint Venture as both parties are required to act together to direct relevant activities and significant decisions regarding SWA Lithium and Texas Lithium require unanimous consent from both parties. However, the Company has retained operatorship and manages day-to-day decision making. The Company deconsolidated SWA Lithium and Texas Lithium and accounted for the Company’s investment in SWA Lithium and Texas Lithium under the equity method as the deconsolidated companies are now jointly controlled under a joint venture arrangement. Under this accounting method, the Company’s initial recognition of the investment was at fair value. Subsequently, the investment will be adjusted for the Company’s share of net income or loss and contributions paid, net of any dividends or distributions received.

The following table summarizes the fair values of the proceeds received and net assets contributed at carrying value to the Joint Ventures, and gain on deconsolidation recognized for the year ended June 30, 2024:

	SWA Lithium	Texas Lithium	Total
Fair value consideration received	$15,000	$15,000	$30,000
Financial asset – FID (1)	27,718	18,977	46,695
Fair value of investment	95,008	52,015	147,023
Less: net assets	(30,116)	(29,503)	(59,619)
Gain on deconsolidation of subsidiaries	$107,610	$56,489	$164,099

(1)
The financial asset is comprised of future payments to be received by the Company in connection with the Joint Venture agreements. The receipt of these payments is contingent upon meeting certain milestones. The financial asset is accounted for at fair value. Refer to Note 15 - Financial Instruments and Financial Risk Management for further information regarding the fair value.

From May 7, 2024 to December 31, 2024, Standard Lithium’s investments in SWA Lithium and Texas Lithium have been accounted for using the equity method.

5.
Equity Method Investment in Joint Ventures

Changes in the Company’s investment in the Joint Ventures for the periods indicated are summarized as follows:

	SWA Lithium	Texas Lithium	Total
Balance, May 7, 2024	$95,008	$52,015	$147,023
Loss from investment in joint ventures	(89)	(69)	(158)
Balance, June 30, 2024	$94,919	$51,946	$146,865
Loss from investment in joint ventures	(655)	(52)	(707)
Balance, December 31, 2024	$94,264	$51,894	$146,158

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH FISCAL PERIOD ENDED DECEMBER 31, 2024 AND YEAR ENDED JUNE 30, 2024

(Expressed in thousands of US dollars, except where indicated and share and per share amounts)

Summarized financial information for the Company’s interest in the Joint Venture entities on a 100% basis for the six month fiscal period ended December 31, 2024 are:

	SWA Lithium	Texas Lithium	Total
Net loss	$1,191	$95	$1,286
Company’s share of net loss	$655	$52	$707

Summarized financial information for the Company’s interest in the Joint Venture entities on a 100% basis for the year ended June 30, 2024:

	SWA Lithium	Texas Lithium	Total
Net loss	$163	$127	$290
Company’s share of net loss	$89	$69	$158

The carrying amount of the Company's investment in joint ventures on a 100% basis as at December 31, 2024 is as follows:

	SWA Lithium	Texas Lithium	Total
Current assets	$20,221	$14,208	$34,429
Non-current assets	54,351	38,030	92,381
Total assets	74,572	52,238	126,810
Current liabilities	5,788	2,984	8,772
Non-current liabilities	8	—	8
Total liabilities	5,796	2,984	8,780
Net assets	$68,776	$49,254	$118,030
Company’s share of joint ventures	37,827	27,090	64,917
Adjustments to the Company’s share of net assets(1)	56,437	24,804	81,241
Carrying amount of investment in joint ventures	$94,264	$51,894	$146,158

(1) Adjustments to the Company's share of net assets include the impact of the initial fair value measurement on May 7, 2024 and the impact of Equinor solely funding $40,000 and $20,000 of capital contributions in SWA Lithium and Texas Lithium, respectively, through December 31, 2024.

6.
Investment in Aqualung

On May 5, 2022, the Company purchased 179,175 common shares of Aqualung Carbon Capture AS ("Aqualung") for $2,500, representing an approximate 4.55% ownership in Aqualung. Aqualung is engaged in the development of carbon capture technology and is based in Norway with operations in the USA.

During the fiscal year 2023, Aqualung closed a private placement in which the Company did not participate. Subsequent to the private placement, the Company’s ownership of Aqualung changed from 4.55% to 4.4%.

The Company’s investment in Aqualung was valued at $2,335 and $2,500 as of December 31, 2024 and June 30, 2024, respectively.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH FISCAL PERIOD ENDED DECEMBER 31, 2024 AND YEAR ENDED JUNE 30, 2024

(Expressed in thousands of US dollars, except where indicated and share and per share amounts)

7.
Property, Plant and Equipment

Cost	Leasehold improvements	Furniture and fixtures	Demonstration Plant	Aqualung	Land	Total
June 30, 2023	$143	$9	$19,500	$1,341	$—	$20,993
Additions	—	45	—	50	708	803
Deconsolidation	—	—	—	—	(708)	(708)
June 30, 2024	$143	$54	$19,500	$1,391	$—	$21,088
Additions	—	10	—	—	—	10
Change in decommissioning provision	—	—	472	—	—	472
December 31, 2024	$143	$64	$19,972	$1,391	$—	$21,570
Accumulated amortization
June 30, 2023	$(5)	$(1)	$(18,900)	$—	$—	$(18,906)
Amortization	(37)	(8)	—	(623)	—	(668)
June 30, 2024	$(42)	$(9)	$(18,900)	$(623)	$—	$(19,574)
Amortization	(28)	(12)	—	(325)	—	(365)
December 31, 2024	$(70)	$(21)	$(18,900)	$(948)	$—	$(19,939)
Net book value
June 30, 2024	$101	$45	$600	$768	$—	$1,514
December 31, 2024	$73	$43	$1,072	$443	$—	$1,631

8.
Exploration and Evaluation Assets

	California Property	Commercial Plant Evaluation (Lanxess 1A)	South West Arkansas	Texas	Total
Acquisition:
Balance, June 30, 2023	$16,099	$6,000	$6,082	$668	$28,849
Option payments	100	—	1,068	1,233	2,401
Acquisition of Wheelhouse Water Resources, LLC	—	—	—	20	20
Deconsolidation(1)	—	—	(7,150)	(1,921)	(9,071)
Balance, June 30, 2024	16,199	6,000	—	—	22,199
Option payments	98	—	—	—	98
Impairment	(16,297)	—	—	—	(16,297)
Balance, December 31, 2024	$—	$6,000	$—	$—	$6,000
Exploration and Evaluation:
Balance, June 30, 2023	$3,369	$13,131	$16,349	$13,712	$46,561
Exploration costs	10	—	7,328	14,572	21,910
Lanxess 1A evaluation costs	—	7,261	—	—	7,261
Deconsolidation(1)	—	—	(23,677)	(28,284)	(51,961)
Balance, June 30, 2024	$3,379	$20,392	$—	$—	$23,771
Lanxess 1A evaluation costs	—	54	—	—	54
Impairment	(3,379)	—	—	—	(3,379)
Balance, December 31, 2024	$—	$20,446	$—	$—	$20,446
Balance, June 30, 2024	$19,578	$26,392	$—	$—	$45,970
Balance, December 31, 2024	$—	$26,446	$—	$—	$26,446

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH FISCAL PERIOD ENDED DECEMBER 31, 2024 AND YEAR ENDED JUNE 30, 2024

(Expressed in thousands of US dollars, except where indicated and share and per share amounts)

(1) SWA Lithium and Texas Lithium were deconsolidated as of May 7, 2024. As discussed in Note 4 - Deconsolidation of Subsidiaries, the Company retained a 55% ownership interest in SWA Lithium and Texas Lithium and recognizes such assets as Investments in Joint Ventures.

Arkansas properties

Commercial plant at Lanxess South Plant, Lanxess 1A (formerly Arkansas Lithium Project)

In 2018, the Company entered into an agreement with LANXESS Corporation ("LANXESS") for the development of a commercial lithium project constructed at an operational LANXESS facility in El Dorado, Arkansas (the "Lanxess Project"). During 2023, the Company completed a definitive feasibility study for the Lanxess Project.

South West Arkansas project

The South West Arkansas Project is maintained pursuant to an option agreement dated December 29, 2017, between TETRA Technologies Inc. ("TETRA") and the Company (the "TETRA Option Agreement"). Pursuant to the TETRA Option Agreement, the Company acquired certain rights to conduct brine exploration and production and for lithium extraction activities in Arkansas.

The Company completed a preliminary feasibility study in the first quarter of 2023. On October 31, 2023, the Company exercised its option pursuant to the TETRA Option Agreement to acquire brine production rights for the South West Arkansas Project and has agreed to pay a 2.5% royalty of gross revenue following commercial production.

As discussed in Note 4 - Deconsolidation of Subsidiaries, the entity that holds the South West Arkansas Project, SWA Lithium was deconsolidated as of May 7, 2024, resulting in a $30,827 decrease in exploration and evaluation assets.

East Texas properties

The Company entered into lease and option agreements for certain properties in East Texas to develop prospective lithium brine areas.

As discussed in Note 4 - Deconsolidation of Subsidiaries, the entity that holds the East Texas properties, Texas Lithium was deconsolidated as of May 7, 2024, resulting in a $30,205 decrease in exploration and evaluation assets.

California properties

Pursuant to multiple option agreements with third parties, the Company has rights associated with certain mineral leases and option agreements in the Mojave Desert, San Bernardino County, California.

During the six month fiscal period ended December 31, 2024, in accordance with IFRS 6, the Company assessed its future plans and currently plans to focus its investments in the South West Arkansas Project and East Texas properties, and therefore, in the near term has not budgeted further capital expenditures on the California properties. Accordingly, the Company determined there is an indicator of impairment for the California properties. The Company estimated the recoverable amount, for the California properties as a nominal amount and recognized a $19,676 impairment expense.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH FISCAL PERIOD ENDED DECEMBER 31, 2024 AND YEAR ENDED JUNE 30, 2024

(Expressed in thousands of US dollars, except where indicated and share and per share amounts)

9.
Intangible Assets

The carrying value of the intangible assets is as follows:

	IP Assets	Patents	Total
Balance, June 30, 2023	$1,049	$31	$1,080
Amortization	(93)	(2)	(95)
Balance, June 30, 2024	$956	$29	$985
Additions	—	36	36
Amortization	(75)	(3)	(78)
Balance, December 31, 2024	$881	$62	$943

The intangible assets represent the rights to intellectual property and were put in use in conjunction with the operation of the Company’s Demonstration Plant (as defined herein) on May 9, 2020.

The Company has received patents in multiple countries associated with its proprietary technique for continuous direct lithium extraction from lithium brines.

10.
Demonstration Plant

The Company operates an industrial scale DLE demonstration plant (the "Demonstration Plant") at the Lanxess Project location. The Demonstration Plant operation costs are comprised of the following:

	Six month fiscal period ended December 31,	Year ended June 30,
	2024	2024
Personnel	$1,346	$4,197
Reagents	47	439
Repairs and maintenance	56	277
Supplies	174	1,063
Test work	69	1,128
Office trailer	87	81
Other	59	139
Total costs	$1,838	$7,324

11.
Right of Use Asset and Lease Liability

Changes in the Company’s right of use assets during the six month fiscal period ended December 31, 2024 are as follows:

Balance at June 30, 2023	$930
Additions	213
Amortization	(410)
Effect of movement in foreign exchange rates	(21)
Balance at June 30, 2024	712
Additions	—
Amortization	(214)
Effect of movement in foreign exchange rates	(16)
Right of use asset at December 31, 2024	$482

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH FISCAL PERIOD ENDED DECEMBER 31, 2024 AND YEAR ENDED JUNE 30, 2024

(Expressed in thousands of US dollars, except where indicated and share and per share amounts)

Changes in the Company’s lease liabilities during the six month fiscal period ended December 31, 2024 are as follows:

Balance at June 30, 2023	$944
Additions	213
Lease payments	(470)
Interest on lease payments	62
Effect of movement in foreign exchange rates	(26)
Balance at June 30, 2024	723
Additions	—
Lease payments	(256)
Interest on lease payments	27
Effect of movement in foreign exchange rates	(17)
Balance at December 31, 2024	$477
Lease liabilities – current portion	271
Lease liabilities – non-current	206

12.
Share Capital

Authorized capital

The Company is authorized to issue an unlimited number of common voting shares without nominal or par value.

During the six month fiscal period ended December 31, 2024 and the year ended June 30, 2024, the Company had the following equity transactions:

On July 23, 2024, the Company signed an agreement with an arms-length third-party advisor to settle a previously accrued fee of $800 in consideration via the issuance of 666,667 common shares at a deemed price of $1.20 per common share. The consultant was subsequently appointed as a member of executive management. Services provided prior to joining the executive management team were advisory in nature and did not include management responsibilities.

During the six month fiscal period ended December 31, 2024, the Company issued a total of 450,000 common shares for the exercise of Options. The Company received proceeds of $466 and reclassified $419 from reserve to share capital upon exercise. During the year ended June 30, 2024, the Company issued a total of 550,000 common shares for the exercise of Options. The Company received proceeds of $581 and reclassified $494 from reserve to share capital upon exercise.

On November 17, 2023, the Company announced the establishment of an at-the-market equity program ("ATM program") allowing the Company to issue and sell, up to $50,000 of common shares from the treasury to the public.

During the six month fiscal period ended December 31, 2024, the Company issued a total of 3,551,390 common shares at an average price of $1.86 per share, under the ATM program, providing gross and net proceeds of $6,595 and $6,430, respectively.

During the year ended June 30, 2024, the Company issued a total of 10,613,059 common shares at an average price of $1.49 per share, respectively, under the ATM program, providing gross and net proceeds of $15,817 and $15,422, respectively.

As at December 31, 2024 the Company had issued $22,415 under the ATM program.

Warrants

As at June 30, 2023, the Company had 3,462,502 warrants outstanding with a weighted average exercise price of $1.74. On November 30, 2023, 336,877 warrants with an exercise price of $8.67 expired and on June 10, 2024 3,125,625 warrants with an exercise price of $0.99 expired. As at December 31, 2024, there were no warrants outstanding.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH FISCAL PERIOD ENDED DECEMBER 31, 2024 AND YEAR ENDED JUNE 30, 2024

(Expressed in thousands of US dollars, except where indicated and share and per share amounts)

Options

The Company has an option plan in place under which it is authorized to grant Options to officers, directors, employees, consultants, management and company employees enabling them to cumulatively acquire up to 10% of the issued and outstanding common stock of the Company. Under the plan, the exercise price of each Option shall not be less than the price permitted by the TSXV. The Options can be granted for a maximum term of 10 years.

The weighted average fair value at grant date of Options granted during the six month fiscal period ended December 31, 2024 and year ended June 30, 2024 was $0.89 and $1.87 per Option, respectively. The fair value was determined using the Black-Scholes option-pricing model using the following weighted average assumptions:

	Six month fiscal period ended December 31,	Year ended June 30,
	2024	2024
Expected stock price volatility	90%	78%
Risk-free interest rate	2.90%	4.37%
Dividend yield	—	—
Expected life of options	5 years	5 years
Stock price on date of grant	$1.26	$2.87
Forfeiture rate	—	—

The following table summarizes the Option activity for the six month fiscal period ended December 31, 2024:

	Number of options	Weighted average exercise price
Balance at June 30, 2024	9,070,000	$3.43
Options exercised	(450,000)	1.06
Options granted	1,927,246	1.26
Options modified(1)	1,000,000	1.36
Options expired	(900,000)	3.27
Balance at December 31, 2024	10,647,246	$2.80
(1)
On September 1, 2024, 2,000,000 Options were granted to a corporation controlled by an officer of the Company, with an exercise price of $1.36 for a period of 5 years. 666,667 Options vested on September 1, 2024, 666,667 Options will vest on September 1, 2025, and 666,666 Options will vest on September 1, 2026. These Options were designated as a replacement for 1,000,000 Options with an exercise price of $2.97 previously granted on September 25, 2023. The previous and newly issued Options are treated as a modification of the original Options. The Company will recognize share-based compensation expense for any incremental fair value, as determined immediately before the modification, in addition to the grant-date fair value of the original award.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH FISCAL PERIOD ENDED DECEMBER 31, 2024 AND YEAR ENDED JUNE 30, 2024

(Expressed in thousands of US dollars, except where indicated and share and per share amounts)

The following table summarizes Options outstanding and exercisable at December 31, 2024:

	Options Outstanding			Options Exercisable
Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.06	450,000	(1)	$1.06	450,000	$1.06
$2.66	800,000	1.05	$2.66	800,000	$2.66
$4.78	200,000	1.55	$4.78	200,000	$4.78
$5.93	500,000	0.12	$5.93	500,000	$5.93
$4.94	200,000	2.18	$4.94	200,000	$4.94
$6.52	170,000	2.21	$6.52	170,000	$6.52
$7.45	100,000	2.28	$7.45	100,000	$7.45
$3.77	3,250,000	3.27	$3.77	3,250,000	$3.77
$3.85	200,000	3.39	$3.85	200,000	$3.85
$2.97	750,000	3.73	$2.97	416,666	$2.97
$1.07	100,000	4.29	$1.07	25,000	$1.07
$1.13	1,063,394	4.61	$1.13	—	$1.13
$1.36	2,000,000	4.67	$1.36	666,667	$1.36
$1.42	863,852	4.96	$1.42	300,000	$1.42
	10,647,246	3.32	$2.80	7,278,333	$3.43
(1)
Options expired on September 4, 2023, however, due to black-out of insider share transactions, these options will remain eligible for exercise for a period of 10 business days subsequent to the lifting of the black-out.

Long-term incentive plan

The Company has a long-term incentive plan ("Plan") in accordance with the policies of the TSXV whereby, from time to time at the discretion of the Board of Directors (the "Board"), eligible directors, officers and employees are awarded RSUs. The RSUs that are subject to, among other things, the recipient’s deferral right in accordance with the Income Tax Act (Canada) convert automatically into common shares upon vesting. In addition, the Company may issue DSUs. DSUs may be redeemed upon retirement or termination from the Company. In accordance with the Plan, the aggregate number of common shares to be issued shall not exceed 10% of the Company’s issued and outstanding common shares at any given time when combined with the aggregate number of Options, RSUs and DSUs. The following table summarizes the RSU activity for the six month fiscal period ended December 31, 2024:

	Number of RSUs	Weighted average grant date fair value
Balance at June 30, 2024	—	$—
Granted	1,780,614	1.18
Balance at December 31, 2024	1,780,614	$1.18

The following table summarizes the DSU activity for the six month fiscal period ended December 31, 2024:

	Number of DSUs	Weighted average grant date fair value
Balance at June 30, 2024	1,991,004	$3.74
Granted	623,975	1.20
Issued	(189,370)	3.74
Balance at December 31, 2024	2,425,609	$3.09

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH FISCAL PERIOD ENDED DECEMBER 31, 2024 AND YEAR ENDED JUNE 30, 2024

(Expressed in thousands of US dollars, except where indicated and share and per share amounts)

Share-based compensation expense

Share-based compensation recorded for each type of award for the periods indicated is as follows:

	Six month fiscal period ended December 31,	Year ended June 30,
	2024	2024
Options	$1,469	$2,106
RSUs	418	—
DSUs	204	5,831
Total	$2,091	$7,937

The share-based compensation during the six month fiscal period ended December 31, 2024 was $2,091 as compared to $7,937 recognized in the year ended June 30, 2024.

13.
Related Party Transactions

Key management personnel are persons responsible for planning, directing and controlling the activities of the entity, which are the directors and officers of the Company.

Compensation to key management is comprised of the following:

	Six month fiscal period ended December 31,	Year ended June 30,
	2024	2024
Management and director fees(1)	$986	$2,489
Separation benefits(2)	745	—
Share-based compensation	1,642	5,650
	$3,373	$8,139

(1) Management and director fees are comprised of salaries, bonuses, benefits and directors' fees included on the Company's consolidated statement of comprehensive loss.

(2) Separation benefits during the six months fiscal period ended December 31, 2024 include severance payments to a former executive officer as well as a former member of the Board.

On June 17, 2022, the Company entered into a master service agreement (the "MSA") with Telescope Innovations Corp. ("Telescope"), a related party of the Company. Robert Mintak, the former Chief Executive Officer of the Company and Dr. Andy Robinson, President and Chief Operating Officer of the Company are independent directors of Telescope. Under the MSA, Telescope would provide various research and development ("R&D") services for the purpose of developing new technologies. The Company would fund an initial project for one year under the MSA, which would aim to evaluate the use of captured CO2 in the Company’s various chemical processes, as well as investigate the potential for permanent geological sequestration of CO2 within the lithium brine extraction and reinjection processes contemplated by the Company. Other R&D projects may be performed for the Company by Telescope, as required. The Company incurred $130 and $740 of costs related to this MSA during the six months ended December 31, 2024 and year ended June 30, 2024, respectively.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH FISCAL PERIOD ENDED DECEMBER 31, 2024 AND YEAR ENDED JUNE 30, 2024

(Expressed in thousands of US dollars, except where indicated and share and per share amounts)

The balances of related party receivables and payables as of the periods indicated are as follows:

	December 31, 2024	June 30, 2024
Receivables – related parties
Joint Ventures(1)	$1,274	$848
Total	$1,274	$848

Accounts payable – related parties
Joint Ventures(2)	$4,000	$4,000
Management and Directors(3)	397	823
Telescope(4)	—	39
Total	$4,397	$4,862

(1) Receivables – related parties represent receivables from SWA Lithium and Texas Lithium for reimbursement of costs paid by the Company on behalf of these entities.

(2) Accounts payable – related parties to Joint Ventures represents cash received from SWA Lithium and Texas Lithium and is held by the Company in a separate account and designated for working capital needs. The maturity of this liability balance is May 7, 2025.

(3) Amounts due to the key management personnel are non-interest bearing, unsecured and have no fixed terms of repayment.

(4) Amounts due to Telescope are non-interest bearing, unsecured and have no fixed terms of repayment.

14.
Income Taxes

Deferred income tax expense varies from the amount that would be computed from applying the combined Canadian federal and provincial income tax rate to income before taxes as follows:

	Six month fiscal period ended December 31, 2024	Year ended June 30, 2024
Net (loss) income before income taxes	$(30,492)	$131,671
Statutory tax rate	27.00%	27.00%
Income tax recovery at the statutory rate	$(8,233)	$35,551
Non-deductible items and other differences	489	(41)
Foreign exchange	1,535	(1,131)
Differences in tax rates	(138)	(7,037)
Change in unrecognized tax benefits	5,366	(1,472)
Deferred income tax (benefit) expense	$(981)	$25,870

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH FISCAL PERIOD ENDED DECEMBER 31, 2024 AND YEAR ENDED JUNE 30, 2024

(Expressed in thousands of US dollars, except where indicated and share and per share amounts)

The significant components of the Company’s deferred tax assets (liabilities) are as follows:

	Six month fiscal period ended December 31, 2024	Year ended June 30, 2024
Non-capital loss carry forwards	$22,220	$20,131
Investment in joint ventures	(37,625)	(38,387)
Exploration and evaluation assets	5,506	—
Capital assets	7,245	7,468
Research and development tax credits	2,217	2,147
Share issuance costs	674	879
Lease liability	125	189
Mineral property interests	(1,595)	35
Deferred tax liabilities	(1,233)	(7,538)
Unrecognized deferred tax assets	(23,656)	(18,332)
Net deferred income tax liabilities	$(24,889)	$(25,870)

During the year ended June 30, 2024, the Company recognized a temporary difference in its income tax provision associated with its Investments in Joint Ventures, which is primarily attributable to the fair value adjustment discussed further in Note 4 – Deconsolidation of Subsidiaries. This was recognized because the Company does not control the timing of the reversal of the temporary differences. As at December 31, 2024, the temporary differences specifically related to its investments resulted in a $37,625 deferred tax liability associated with its investments. In addition, the Company recognized the benefit of $12,735 of its USA deferred tax assets related to tax losses, research and development tax credits and other temporary differences to offset a portion of the deferred tax liability as these will be available to offset any future taxable income generated by its investment in the Joint Venture.

At December 31, 2024, the Company has available non-capital tax losses for Canadian income tax purposes of approximately $52,442 available for carry-forward to reduce future years’ taxable income, if not utilized, expiring between 2030 and 2045. At December 31, 2024, the Company has available non-capital tax losses for United States income tax purposes of approximately $33,347, available for indefinite carry-forward to reduce future years’ taxable income.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH FISCAL PERIOD ENDED DECEMBER 31, 2024 AND YEAR ENDED JUNE 30, 2024

(Expressed in thousands of US dollars, except where indicated and share and per share amounts)

15.
Financial Instruments and Financial Risk Management

Fair value is the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants. In arriving at a fair value measurement, the Company uses a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable. The three levels of inputs used to establish fair value are the following:

The three levels of the fair value hierarchy are described below:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for similar items in active markets. The Company maximizes the use of observable market data and relies on entity-specific estimates at least possible; and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s policy is to recognize transfers into and out of fair value hierarchy levels at the end of the reporting period.

There were no transfers between Levels 1, 2 or 3 during the periods ended December 31, 2024 and June 30, 2024.

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy:

December 31, 2024	Level 1	Level 2	Level 3	Total
Financial asset – FID(1)	$—	$—	$48,138	$48,138
Investment in Aqualung	—	—	2,335	2,335
(1)
Includes $28,390 and $19,748 related to SWA Lithium and Texas Lithium, respectively.

June 30, 2024	Level 1	Level 2	Level 3	Total
Financial asset – FID(1)	$—	$—	$47,086	$47,086
Investment in Aqualung	—	—	2,500	2,500
(1)
Includes $27,943 and $19,143 related to SWA Lithium and Texas Lithium, respectively.

The Financial asset - FID is measured at fair value. The fair value of the financial asset was determined using a probability weighted discounted cash flow methodology which uses the S&P corporate bond yield curve based on the credit rating of the counterparty and considers the probability of the occurrence of reaching a positive final investment decision in either of the Company's Joint Ventures. During the six month fiscal period ended December 31, 2024 and the year ended June 30, 2024, the Company recorded a fair value gain on financial asset – FID of $1,052 and $391, respectively. The increase in fair value is primarily attributable to the passage of time.

The Company’s investment in Aqualung is measured at fair value on a recurring basis. Information relating to Aqualung is considered when determining its fair value. In addition to company-specific information, the Company takes into account trends in general market conditions and the share performance of comparable publicly-traded companies when valuing privately-held investments.

The Board has the overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in response to the Company’s activities. Management regularly monitors compliance with the Company’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH FISCAL PERIOD ENDED DECEMBER 31, 2024 AND YEAR ENDED JUNE 30, 2024

(Expressed in thousands of US dollars, except where indicated and share and per share amounts)

The Company is exposed to various risks such as interest rate, credit, and liquidity risk. To manage these risks, management determines what activities must be undertaken to minimize potential exposure to risks. The objectives of the Company in managing risk are as follows:

•
maintaining sound financial condition;
•
financing operations; and
•
ensuring liquidity to all operations.

In order to satisfy these objectives, the Company monitors and manages these financial exposures as an integral part of our overall risk management program.

(i)
Credit risk

Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations and arises principally from cash deposits. The maximum credit risk is the total of the Company's financial assets, including cash and financial asset – FID. The Company maintains substantially all of its cash with two financial institutions. The majority of cash held with these institutions exceeds the amount of insurance provided on such deposits.

(ii)
Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital (current assets less current liabilities) to try to ensure its expenditures will not exceed available resources. At December 31, 2024 and June 30, 2024, the Company had working capital of $27,533 and $28,919, respectively.

(iii)
Foreign exchange risk

Foreign exchange risk is the risk that the Company’s financial instruments will fluctuate in value as a result of movement of foreign exchange rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. The Company is exposed to currency risk through the following assets and liabilities denominated in USD:

	December 31, 2024	June 30, 2024
Cash	$8,057	$5,879
Accounts payable	—	4

At December 31, 2024, US dollar amounts were converted at a rate of USD 1.00 to CAD 1.43763. A 10% increase or decrease in the US dollar relative to the Canadian dollar would result in a change of approximately $806 and $588, respectively in the Company’s comprehensive loss for the year to date.

16.
Capital Management

The Company had $31,177 of cash on hand as of December 31, 2024.

On May 7, 2024, the Company entered into strategic partnerships with Equinor, in which the Company received an initial cash payment of $30,000 and a commitment by Equinor to invest an additional gross $130,000 in exchange for a 45% interest in SWA Lithium and Texas Lithium, respectively. Additional capital expenditures will be funded on a pro-rata basis.

The Company’s objectives when managing capital are to safeguard the Company’s ability to pursue the exploration and development of its projects and to maintain a flexible capital structure. The Company’s current capital structure is made up of common equity, with no long term debt or revolving credit facility obligations.

As the Company is currently in the exploration and development phase, none of its financial instruments are exposed to commodity price risk; however, the Company’s ability to obtain long-term financing and its economic viability may be affected by commodity price volatility.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH FISCAL PERIOD ENDED DECEMBER 31, 2024 AND YEAR ENDED JUNE 30, 2024

(Expressed in thousands of US dollars, except where indicated and share and per share amounts)

The Company manages its capital structure and may adjust it in light of changes in economic conditions and the risk characteristics of the underlying assets.

In order to carry out planned exploration and development of its projects and pay for administrative costs, the Company plans to spend its existing working capital balance and may utilize other forms of financing.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

17.
Contingencies

On January 27, 2022, a putative securities class action lawsuit was filed against the Company, Robert Mintak and Kara Norman in the United States District Court for the Eastern District of New York, captioned Gloster v. Standard Lithium Ltd., et al., 22-cv-0507 (E.D.N.Y.) (the “Action”). The complaint purports to seek relief on behalf of a class of investors who purchased or otherwise acquired the Company’s publicly traded securities between May 19, 2020 and November 17, 2021, and asserts violations of Section 10(b) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) against all defendants and Section 20(a) of the Exchange Act against the individually-named defendants. On April 27, 2022, the court granted Curtis T. Arata’s motion for appointment as lead plaintiff in the Action. Lead plaintiff filed an amended complaint on June 29, 2022, adding Andrew Robinson as a defendant and extending the class period to February 3, 2022. The amended complaint alleges, among other things, that during the proposed class period, defendants misrepresented and/or failed to disclose certain facts regarding the Company’s LiSTR DLE technology and “final product lithium recovery percentage” at its DLE Demonstration Plant in southern Arkansas. The amended complaint seeks various forms of relief, including monetary damages in an unspecified amount. Defendants filed a motion to dismiss the amended complaint on August 10, 2022, which became fully briefed on September 28, 2022. The Company intends to vigorously defend against the Action. As at December 31, 2024, the Company has not recorded any provision associated with this matter, as there is no probable outflow that can be reasonably determined at this time.

18.
Subsequent Events

On January 16, 2025, the Company announced that its jointly-owned former subsidiary, SWA Lithium, finalized a $225,000 grant from the U.S. Department of Energy’s Office of Manufacturing & Energy Supply Chains (the "Grant"), which is meant to support construction of Phase 1 of the South West Arkansas Project. The Grant, while not conditional, may be subject to changes in legislation, executive orders or other decision-making powers of the current U.S. administration.

Subsequent to December 31, 2024, the Company issued 4,532,370 common shares at an average price of $1.57 per share, respectively, under the ATM program, providing gross and net proceeds of $7,094 and $6,916, respectively.